UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

_____   Form 10-K ___Form 20-F ___Form 11-K    X     Form 10-Q ___Form N-SAR ___Form N-CSR

FOR PERIOD ENDED:   March 31, 2008

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CURRENT TECHNOLOGY CORPORATION

Full Name of Registrant

Former Name if Applicable

800 West Pender Street, Suite 1430

Address of Principal Executive Office (Street and Number)

Vancouver, B.C., Canada V6C 2V6

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

On March 31, 2008, the end of our first quarter in 2008, the Company determined that it no longer qualified as a “foreign private issuer.”  The 10-Q for the quarter ending March 31, 2008 will be the Company’s first quarterly report filed on a Form 10-Q.  The Company is short-staffed and could not compile its financial information in a timely manner in order to allow management to complete a review of the financial statements by the filing deadline.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Theresa M. Mehringer, Esq	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [ X ] Yes  [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X] Yes  [ ] No    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CURRENT TECHNOLOGY CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008

By:

/s/ Robert Kramer

       Robert Kramer, Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO

FORM 12b-25

NOTIFICATION OF LATE FILING

For the three months ended March 31, 2008, the Company had an increase in general and administrative expenses, and therefore a greater net loss from operations compared to the three months ended March 31, 2007.  The increase in our net loss was primarily the result of a decrease in sales of our TrichoGenesis products and the increase in salaries and wages which increased because of stock based compensation awarded during the quarter.  This resulted in a net loss for the quarter ended March 31, 2008 of approximately three times the net loss for the comparable quarter in 2007.

Additionally, during the quarter ended March 31, 2008, the Company received funding through the private placement of its securities to MSGI Securities Solutions, Inc.  MSGI purchased Company securities in $500,000 installments.  The funds raised were used to fund the acquisition of an equity interest in Celevoke Inc.   As of March 31, 2008 the Company had a 37.5% equity interest in Celevoke and has accounted for this 37.5% interest in Celevoke as an equity investment.  The transaction with MSGI will cause the Company to report on its balance sheet a significant increase in its current assets for the quarter ended March 31, 2008 as compared to the quarter ended March 31, 2007.